VIA EDGAR AND FACSIMILE

October 22, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention:     Patrick Gilmore
Jennifer Fugario
Stephani Bouvet
Katherine Wray

Re:     Silicon Graphics International Corp.
Form 10-K for the Fiscal Year Ended June 25, 2010
Filed September 8, 2010
File No. 000-51333

Ladies and Gentlemen:

Silicon Graphics International Corp. (the “Company”) submits this letter in response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) received by letter dated September 24, 2010 (the “Comment Letter”). Set forth below are each of the comments in your Comment Letter followed by our response.

Form 10-K for the Fiscal Year Ended June 25, 2010

Item 1. Business

Customers, page 4

1.	Comment:

We note your disclosure that Amazon accounted for approximately 20% of your revenues for the fiscal year ended June 25, 2010, 30% of your revenues for the six months ended June 26, 2009, and 35% of your revenues for the fiscal year ended January 3, 2009. We also note your disclosure that Microsoft accounted for approximately 13% of your revenues for the six months ended June 26, 2009 and 14% of your revenues for the fiscal year ended January 3, 2009. With a view towards providing enhanced disclosure in future filings, please tell us what consideration you have given to discussing the material terms of your relationship and any material agreements with these significant customers in your business section. Refer to Item 101(c)(1)(vii) of Regulation S-K. Also, to the extent you have agreements in place with these significant customers, provide us with your analysis as to whether you are required to file any such contract as an exhibit to your Form 10-K. Refer to Item 601(b)(10)(i) and (ii) of Regulation S-K.

Response:

In preparing the disclosure regarding our significant customers, we considered whether our segments were dependent upon these customers and whether the loss of any one or more of these customers would have a material adverse effect on the segments in accordance with Item 101(c)(1)

(vii) of Regulation S-K. We concluded that the loss of these customers would have a material adverse effect on the Company and, for this reason, made the disclosures referenced by the Staff in Comment 1 above as required by 101(c)(1)(vii) of Regulation S-K. However, we determined that the terms of our relationship and our agreements with these significant customers are "ordinary course" (as further explained below) and that disclosure of the terms of such relationships and agreements would not be meaningful to investors. We respectfully submit that Item 101(c)(1)(vii) of Regulation S-K requires disclosure of the registrant's "...relationship, if any, ..." [emphasis added] with significant customers, and that an ordinary course customer relationship is not within the scope of a "relationship" contemplated by this section, and therefore we did not include this disclosure.

In the ordinary course of business, all of our customers are required to submit a purchase order for each sales transaction which outlines the terms and conditions of the sales transaction. Our larger customers, in particular our large Internet business customers, purchase our products on an as-needed basis depending on their decisions to deploy large-scale server and storage farms and to fulfil their capacity requirements. For certain of our larger customers, which include Amazon and Microsoft, we enter into a master purchase agreement (“MPA”) which standardizes the terms and conditions that the purchase orders are subject to for that particular customer. The purchases themselves are pursuant to separate purchase orders. The MPAs streamline our order management process by minimizing the need to negotiate the terms and conditions of the sales transaction for each purchase. It is important to note, however, that MPAs do not bind the customer to make purchases under those terms and conditions; the customer is free to send us a purchase order that has different terms and conditions, which we would presumably negotiate with them. Even more important to note is that the MPAs do not require the customer that is party to them to purchase any amount of our products or services, or for us to deliver any products or services to the customer.

We reviewed our MPAs and purchase order arrangements with our significant customers to assess whether such agreements were “material agreements” within the meaning of Item 601(b)(10)(i) and (ii) of Regulation S-K, and concluded that they were not, for the following reasons:

•
The MPAs do not obligate a customer to purchase, or us to sell, any products or services, and merely define the terms should such a purchase or sale occur. For this reason, we concluded that we are not dependent on the MPAs and, as such, the MPAs are not material to our business. Further, even if the MPAs were deemed to be material, we believe that we enter into them in the ordinary course of our business and are not substantially dependent upon them, as discussed above, and therefore the MPAs are not required to be filed pursuant to Item 601(b)(10)(i) and (ii) of Regulation S-K.

•
Individual purchase orders, whether subject to an MPA or on a stand-alone basis, are entered into for individual purchases, and fall squarely under the description of “ordinary course” in Item 601(b)(10)(ii) of Regulation S-K and are not subject to any of the exceptions enumerated thereunder. For this reason, and in reliance on Item 601(b)(10)(i), we concluded that purchase orders do not need to be filed as exhibits.

We will continue to evaluate the terms of our relationship and any material agreements with our customers and when appropriate, we will discuss and disclose these material terms and agreements in future filings on our Annual Report on Form 10-K and Quarterly Report on Form 10-Q.

2.	Comment:

Please tell us what consideration you have given to describing and quantifying the portion of your business that may be subject to renegotiation or termination at the election of the government. See Item 101(c)(1)(ix) of Regulation S-K. In this regard, we note that on your earnings call for your 2010 fourth quarter and fiscal year, management indicated that approximately 32% of your non-GAAP revenues for the fiscal year were attributable to federal business. We further note your risk factor on Page 20 that you rely on sales to U.S. government entities and that a loss of contracts, a failure to obtain new contracts or a reduction of sales under existing contracts with the U.S. government could adversely affect your operating performance.

Response:

In describing and quantifying the portion of our business that may be subject to renegotiation or termination at the election of the U.S. government (the “Government”), we considered both direct sales to the Government (i.e. agencies) as well as sales to companies, such as system integrators, that in turn provide our products or services to the Government as a part of their solution. All such contracts include standard termination clauses required by federal acquisition law, whether inserted directly by the Government or “flowed down” to the Company by the prime contractor to the Government. Aside from these standard termination clauses, we do not have any other termination clauses in any of our contracts with the Government.

Historically, the Government's termination rights have had little to no impact on our federal business. In fact, a review of our records does not reveal any contracts whereby the Government terminated our contracts for default or cause and there have not been any terminations for the convenience of the Government (or “no fault” terminations), except in limited circumstances where the service portion of the contract was modified or terminated. Based on our historical experience, we do not believe that the risk of termination for convenience is a significant risk to our business; however, we chose to disclose that there is a general risk of loss of Government contracts within our risk factors as there are inherent risks of this nature when doing business with the Government. We believe that our stockholders should be made aware of these inherent risks.

As discussed in our Annual Report on Form 10-K within Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") Critical Accounting Policies and Estimates (page 58) and Note 2. Summary of Significant Accounting Policies in the Notes to the consolidated financial statements (page 70), we enter into sales contracts which obligate us to deliver multiple products and/or services. For our product sale contracts, the risk of termination for convenience is eliminated once the product is shipped and accepted by the Government. In accordance with our revenue recognition policy, we do not recognize revenue until all of our revenue recognition criteria are met, including acceptance of the product which is required by the Government for all its sales contracts. Given the foregoing, the exercise of the termination for convenience clause by the Government prior to acceptance does not impact our revenue. For sales contracts in which we provide ongoing customer support, or similar services to customers acquiring our equipment, we acknowledge that there exists a potential risk that the Government will cancel or otherwise terminate for convenience its ongoing support requirements. On the few occasions where a modification or cancellation of the service portion of the contract has occurred, the termination did not result in a cancellation of the entire order (i.e. both product and service), but either a reduction in the scope of the services to be provided or cancellation of the service contract. Our product revenue was not impacted by these cancellations or modifications as the products had been accepted by the Government. When a cancellation of services had occurred, we were compensated for all work performed prior to the point of termination. Similar to our product revenue, we do not recognize service revenue until all criteria for revenue recognition have been met. We recognize customer support services revenue ratably over the contract term and professional services revenue when services are performed.

In terms of the potential impact to future business, we acknowledge that there are no guarantees that we will prevail in any of the competitive source selections in which we submit a bid or proposal to obtain future Government sales contracts. However, this risk of losing future business to our competitors applies to our business relationships with all of our customers, including the Government; therefore, we do not believe any additional reporting is required.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 39

3.	Comment:

Your overview section appears to be more in the nature of a business description than a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned in evaluating the company's financial condition and operating results. In your future filings, consider expanding your overview to address the company's opportunities and prospects for future growth, as well as any known trends, demands, commitments or uncertainties, to the extent material. For example, an expanded overview could discuss the impact of your recent acquisitions on your financial condition and results of operations, any integration issues you may have faced, and how recent acquisitions have complemented your product offerings. We note in this regard the financial highlights provided in your results of operations discussion on Pages 41, 46 and 50. Refer to Section III.A of SEC Release No. 33-8350.

Response:

We acknowledge the Staff's comment and in our future filings, starting with the Form 10-Q for the quarter ended September 24, 2010, we will revise our overview section in response to the comment.

Results of Operations

General

4.	Comment:

We note from your disclosures that changes in average selling price represent one of the factors attributable to the fluctuations in revenue and gross profit between the periods compared. Please tell us what consideration you gave to quantifying average selling price as a key indicator of your operating performance pursuant to Section III.B.1 of SEC Release 33-8350.

Response:

On May 8, 2009, we acquired substantially all of the assets, excluding certain assets unrelated to the ongoing business and assumed certain liabilities of Silicon Graphics, Inc. (an entity in Chapter 11 of the U.S. Bankruptcy code) ("Legacy SGI"). Historically in our Annual Report on Form 10-K and Quarterly Report on Form 10-Qs prior to the acquisition of the Legacy SGI assets, we have disclosed the changes in unit volume and average selling price attributable to Rackable Systems, Inc. (“Legacy Rackable”) pursuant to Section III.B.1 of SEC Release 33-8350. Following the acquisition of the Legacy SGI assets, we disclosed, in the Annual Report on Form 10-K and Quarterly Reports on Form 10-Qs within the MD&A section (page 42 of the Annual Report on Form 10-K), the fluctuations in revenue and gross profit between periods by discussing a) the revenue and gross margin contributed from the acquisition of Legacy SGI assets and b) the unit volume and average selling price of the Legacy Rackable business.

The Legacy Rackable business was primarily hardware sales and fluctuations in revenue and gross profit between periods was driven by changes in unit volume and average selling price. For the year ended June 25, 2010, we chose to qualitatively disclose that we experienced a slight decrease in our average selling price as we determined that the fluctuation in our average selling price was minor compared to prior years and less meaningful. Quantitatively, the decrease was 1.7% for the year ended June 25, 2010 compared to the year ended June 24, 2009. In prior periods, the decrease was 6.0% for the six month period ended June 26, 2009 compared to the six month period ended June 28, 2008 and a 6.0% increase for the year ended January 3, 2009 compared to December 29, 2007.

It should be noted that the nature of our business has changed with the acquisition of Legacy SGI assets and we now have limitations on our ability to provide meaningful quantitative information on the impact of individual factors impacting our revenue and gross profit. Specifically, the acquired Legacy SGI business enters into multiple element arrangements with our customers whereby we enter into sales contracts which obligate the delivery of multiple products and/or services; therefore, revenue from certain sales contracts is deferred and recognized over the service period in accordance with our revenue recognition policy. As a result, a significant portion of the Legacy SGI business results in sales contracts being deferred and recognized over the service period. In addition, our products are highly configurable for customer requirements, which has a significant impact on the pricing and material costs associated with individual sales, making comparisons less meaningful. Further, our products are constantly evolving, which results in a lack of period to period comparability and meaningful quantitative analyses of the separate impacts of changes of individual components, such as average selling price, unit volumes and product mix, on our product revenues.

In future filings, starting with the Form 10-Q for the quarter ended September 24, 2010, we will provide quantitative disclosure when practicable; however, when quantitative information is not meaningful to the reader, or when precise information in not reasonably practical, we will provide a narrative discussion of key factors and trends that materially affect our operating results.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations

General

5.	Comment:

We note from your disclosures on page 42 that service revenue comprises greater than 10% of total revenue for the fiscal year ended June 25, 2010. Please tell us how you considered Rule 5-03(b)(1) and (2) of Regulation S-X in separately presenting product and service revenues and costs of revenue on the face of the Consolidated Statements of Operations.

Response:

In consideration for separately presenting product and service revenue pursuant to Rule 5-03(b)(1) and (2) of Regulation S-X, we concluded that we did not have a reasonable basis for developing a separation methodology to separately present product and service revenue on the face of the Consolidated Statements of Operations. In making this determination, we took into account a speech given by Mark Barrysmith during the 2007 AICPA National Conference on Current SEC and PCAOB Developments on December 10, 2007 whereby Mr. Barrysmith discussed the presentation of product and service revenue when companies are unable to separate its multiple element arrangements under the applicable revenue recognition guidance. Mr. Barrysmith discussed that separate presentation of product and service revenue may be appropriate when companies have a reasonable basis for developing a separation methodology and the method of separating is consistently applied, clearly disclosed and is not misleading. Mr. Barrysmith further discussed that a purely systematic allocation with no basis other than consistency or one based on contractually stated amounts would be insufficient.

Under the applicable revenue recognition guidance, and as disclosed in our Notes to the consolidated financial statements under the Summary of Significant Accounting Policies, we have not been able to establish vendor-specific objective evidence (“VSOE”) of the fair value of both the delivered and undelivered element(s) for our multiple-element arrangements which include software products integrated with our hardware or include post-contract customer support; therefore, we have not been able to establish a reasonable basis for separating product and service revenue. Accordingly, we do not have a reasonable basis for separately presenting product and service revenue on the face of the Consolidated Statements of Operations.

Although we deemed that the separation of product and service revenue based on contractual basis would not be appropriate for separately presenting product and service revenue on the face of the Consolidated Statements of Operation, we disclosed product and service revenue separated based on the contractual basis elsewhere in our Annual Report on Form 10-K. Specifically, we separately disclosed product and service revenue on a contractual basis in the MD&A (page 42) and Note 20. Segment Information in the Notes to the consolidated financial statements (page 100). For purposes of discussing our revenue within the MD&A and segment information disclosures, we believe that discussing product and service revenue separately is helpful to investors although the separation methodology is not in accordance with U.S. GAAP, and is therefore not appropriate for separation on the face of the Consolidated Statements of Operations.

Effective the first quarter ended September 24, 2010, we adopted Accounting Standards Update ("ASU") No. 2009-14, Software (Topic 985): Certain Revenue Arrangements That Include Software Elements ("ASU 2009-14"), and ASU No. 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements ("ASU 2009-14"). With the adoption of ASU 2009-14 and ASU 2009-13, we will have a reasonable basis for developing a separation methodology for separating our product and service revenue accounted for under the new guidance. In future filings, starting with the Form 10-Q for the quarter ended September 24, 2010, we will begin to separate our product and service revenue on the face of the Consolidated Statements of Operations.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 71

6.	Comment:

We note from your risk factor disclosure on page 20 that U.S. government contracts are expected to be a significant revenue generator for the Company following the acquisition of Silicon Graphics, Inc. We also note that such contracts include convenience terminations. Please tell us how convenience terminations impact your accounting for government contracts.

Response:

We account for all sales contracts, including Government contracts, in accordance with our revenue recognition policy as disclosed in our Notes to the Consolidated Financial Statements under the Summary of Significant Accounting Policies (page 70). As discussed in our response to Comment #2, under our revenue recognition policy, revenue for sales contracts which include terms subject to refunds or cancellations are not recognized as revenue and are deferred until the terms of the sales contracts meet all of the applicable revenue recognition criteria. For our product sale contracts, the risk of termination for convenience is eliminated once the product is shipped and accepted by the Government. As we do not recognized revenue until all of our revenue recognition criteria are met, including acceptance of the product which is required by the Government for all its sales contracts, the exercise of the termination for convenience clause by the Government prior to acceptance does not impact our revenue. Similarly for service contracts, we do not recognize service revenue until all criteria for revenue recognition have been met. We recognize customer support services revenue ratably over the contract term and professional services revenue when services are performed.

We would point out that, if the Government was to exercise its rights to refund or cancel its purchase, there could be an impact to our consolidated balance sheet; however, no adjustment to revenue would result. If the Government had been billed for the canceled transaction prior to the time of refund or cancellation, we would reduce the deferred revenue balance with no impact to revenue. If the Government has not been billed for the transaction at the time of refund or cancellation, there would be no impact to our consolidated financial statements as the transaction would not have yet been recorded by us.

* * *

Silicon Graphics International Corp. acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response please contact me at (510) 933-8045.

Very truly yours,
Silicon Graphics International Corp.

/s/ James D. Wheat______
James D. Wheat
Senior Vice President and
Chief Financial Officer

Cc:    Mark J. Barrenechea, President and Chief Executive Officer
Maurice Leibenstern, General Counsel and Senior Vice President